Exhibit 21

SUBSIDIARIES

Name of Subsidiary	State of Incorporation

Cosi Agency, Inc.	New York
Payments Inc.	New York
Kingstone Insurance Company	New York
CMIC Properties, Inc. (1)	New York
15 Joys Lane, LLC (2)	New York
Comutual Services LLC (1)	New York

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(1)  A wholly-owned subsidiary of Kingstone Insurance Company
(2) A wholly-owned subsidiary of CMIC Properties, Inc.